UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

         (Mark One)

            [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                         Commission file number 1-12079

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
                            (Full title of the plan)

                               CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

Financial Statements:
--------------------

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Other: *
-----

Schedule I -- Schedule of Assets (Held at End of Year) as of December 31, 2003

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN

             Date: June 30, 2004     By:  /s/ Peter Cartwright
                                          --------------------
                                          Peter Cartwright
                                          Chairman of the Board of Directors of
                                          Calpine Corporation

Calpine Corporation
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Calpine Corporation
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

                                                                                            Page
Report of Independent Registered Public Accounting Firm....................................   1

Financial Statements:

   Statements of Net Assets Available for Benefits at December 31, 2003 and 2002...........   2

   Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2003................................................   3

   Notes to Financial Statements........................................................... 4-7

Supplemental Schedule:*

   Schedule I -- Schedule of Assets (Held at End of Year) at December 31, 2003.............   8


*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and  Regulations  for  Reporting  and  Disclosure  under the Employee
     Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Calpine Corporation Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Calpine Corporation Retirement Savings Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Los Angeles, California
June 28, 2004

Calpine Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits






                                                        December 31,
                                              ---------------------------------
                                                   2003                2002
                                              -------------       -------------
Assets
   Investments, at fair value (Note 3)....... $ 107,846,194       $  67,041,018
   Participant loans.........................     3,090,261           2,137,693
                                              -------------       -------------
      Net assets available for benefits...... $ 110,936,455       $  69,178,711
                                              =============       =============
































































  The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits






                                                                      For the
                                                                     Year Ended
                                                                    December 31,
                                                                        2003
                                                                   -------------
Additions to net assets attributed to investment income
   Net appreciation in fair value of investments (Note 3).......   $  17,992,312
   Interest and dividends.......................................         985,559
   Interest income from participant loans.......................         187,422
                                                                   -------------
        Total investment income.................................      19,165,293
Contributions
   Participants.................................................      17,271,708
   Company......................................................      10,416,790
   Rollovers....................................................       1,895,711
                                                                   -------------
        Total contributions.....................................      29,584,209
                                                                   -------------
        Total additions.........................................      48,749,502
                                                                   -------------
Deductions from net assets attributed to
   Benefits paid to participants................................       6,909,520
   Administrative expenses (Note 4).............................          82,238
                                                                   -------------
        Total deductions........................................       6,991,758
                                                                   -------------
        Net increase............................................      41,757,744
                                                                   -------------
Net assets available for benefits
   Beginning of year............................................      69,178,711
                                                                   -------------
   End of year..................................................   $ 110,936,455
                                                                   =============









































  The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements


1.   Description of the Plan and Investment Program

     The following description of the Calpine Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     Calpine Corporation (the "Company") established the Plan effective January 1, 1987 to supplement employees' retirement income. All active, full-time employees, with the exception of collective bargaining employees, are eligible to participate in the Plan the first month following the employee's hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is directly monitored by the Advisory Committee under authority delegated by the Board of Directors. Fidelity Management Trust Company is the Plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan.

     Participant and Company Contributions
     The plan offers participants the option of contributing pre-tax and/or after-tax dollars under Section 401(k) of the Internal Revenue Code. Each year, participants may contribute up to an annual maximum of 15% of eligible compensation on an after-tax basis or an annual maximum of the lesser of 60% of eligible compensation or $12,000 on a pre-tax basis for 2003. Employee pre-tax contributions from 1% to 100% can be made on any employer-paid bonus. For each payroll period, the Company makes a matching contribution equal to 4% of the employee's eligible compensation for such payroll period, as defined by the Plan agreement. The Company may, at its discretion, make additional annual profit sharing contributions to the Plan. For the year ended December 31, 2003, the Company did not make any additional profit-sharing contribution. The amount contributed by the participant and on behalf of the participant by the Company for a given year may not exceed the lesser of $40,000; or 100% of the participant's annual compensation.

     Participant Accounts
     Each participant has the right to direct the investment of his/her account balance and contributions to various investment options, all of which are managed by Fidelity Investments. The investment options are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan's provisions. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses, as defined in the Plan document.

     Vesting
     Participants are always fully vested in their account balances, for contributions made to the participant's account by both the employer and by the employee.

     Participant Loans
     Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant's vested balance, and are secured by his/her account balance. Loans must be for a minimum of $1,000. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residence. The term of all other loans shall not extend beyond five years.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements


     Interest rates on the loans outstanding at December 31, 2003 range from 7.0 percent to 10.0 percent. Principal and interest is paid ratably through biweekly payroll deductions.

     Payments of Benefits
     Participant accounts are payable upon disability, death or termination of employment with the Company. Upon termination of employment, participants may receive a lump-sum payment of their account balances subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant. If the value of the participant's account is less than $5,000, the payment will be made in a lump sum. Any taxable distribution paid by the trustee directly to the participant will be subject to mandatory federal income tax withholding of 20% of the requested distribution.

     Forfeited Accounts
     Forfeitures  of  non-vested   company   contributions  due  to  participant
     terminations are used to reduce Company contributions. At December 31, 2003, forfeited non-vested accounts totaled $2,746.

     Administrative Expenses
     Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and are allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by the Company to the extent they are not covered by the Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The  accompanying   financial  statements  of  the  Plan  are  prepared  in
     accordance with the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     Investments in mutual funds are stated at fair value based on publicly quoted market prices. Calpine Corporation common stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the Plan year. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for
     Benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements


     Risks and Uncertainties
     In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

     Payment of Benefits
     Benefits are recorded when paid.

3.   Investments

     The following investments held by the Plan represented 5% or more of the Plan's net assets:

                                                            December 31,
                                                   -----------------------------
                                                       2003              2002
                                                   -----------       -----------

Calpine Corporation common stock..............     $23,537,935       $11,658,045
Fidelity Magellan Fund........................      13,632,361         9,173,623
Fidelity Aggressive Growth Fund...............       8,414,004         4,726,901
Fidelity Balanced Fund........................      11,380,596         6,511,954
Fidelity Equity Income II Fund................       7,883,421         4,583,292
Fidelity Retirement Money Market Fund.........      22,135,183        18,916,092
Fidelity Intermediate Bond Fund...............       5,730,909         4,450,621

     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $17,992,312 as follows:

                                                                     Year Ended
                                                                    December 31,
                                                                       2003
                                                                   -------------
Mutual funds....................................................   $  11,415,647
Calpine Corporation common stock................................       6,576,665
                                                                   -------------
   Net appreciation in fair value of investments.................  $  17,992,312
                                                                   =============

4.   Party-In-Interest Transactions

     The trustee is a party-in-interest according to Section 3(14) of ERISA. The trustee serves as Plan recordkeeper, investment manager and custodian to the Plan. As defined by ERISA, any person or organization that provides these services to the Plan is a party-in-interest. Fees paid by the Plan to the trustee amounted to $82,238 for the year ended December 31, 2003.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements


5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan should terminate, the Plan administrator will facilitate the distribution of account balances under the provisions of the Plan agreement until all assets have been distributed by the trustee.

6.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan and its related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

                              Supplemental Schedule

Calpine Corporation
Retirement Savings Plan
I.R.S. Employer Identification No. 77-0212977
Schedule of Assets (Held at End of Year)
At December 31, 2003


  (a)                    (b)                                                 (c)                          (d)           (e)
               Identity of Issuer, Borrower,                                                                          Current
                  Lessor or Similar Party                            Description of Investment             Cost        Value
 ---    -------------------------------------------       --------------------------------------------    ----     ------------
  *     Calpine Corporation common stock                   5,327,073 shares of unitized stock fund         **      $ 23,537,935
  *     Fidelity Magellan Fund                               139,476 shares of mutual fund investments     **        13,632,361
  *     Fidelity Aggressive Growth Fund                      563,564 shares of mutual fund investments     **         8,414,004
  *     Fidelity Balanced Fund                               679,439 shares of mutual fund investments     **        11,380,596
  *     Fidelity Overseas Fund                               136,459 shares of mutual fund investments     **         4,288,903
  *     Fidelity Equity Income II Fund                       346,068 shares of mutual fund investments     **         7,883,421
  *     Fidelity Retirement Money Market Fund             22,135,183 shares of mutual fund investments     **        22,135,183
  *     Fidelity Intermediate Bond Fund                      537,609 shares of mutual fund investments     **         5,730,909
        Artisan Mid Cap Investment                            94,384 shares of mutual fund investments     **         2,433,226
        Brown Capital Management Small Company Fund           96,479 shares of mutual fund investments     **         2,868,326
        Sterling Capital Small Cap Value Fund                155,993 shares of mutual fund investments     **         2,623,795
        Spartan US Equity Index                               74,030 shares of mutual fund investments     **         2,917,535
  *     475 Participant loans                             Interest rates, 7.0% to 10.0%                    **         3,090,261
                                                                                                                   ------------
                                                                                                                   $110,936,455

*    Party-in-interest for which a statutory exemption exists.
** Under ERISA, reporting the cost of an asset held for investment purposes is not required for participant-directed investments.

EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-34002 and 333-115487) of Calpine Corporation of our report dated June 28, 2004 relating to the financial statements of Calpine Corporation Retirement Benefit Plan, which appears in this Form 11-K.

/s/  PricewaterhouseCoopers LLP

Los Angeles, CA
June 28, 2004